DIGI INTERNATIONAL INC.
11001 Bren Road East
Minnetonka, MN 55343
September 22, 2006
Via EDGAR and Federal Express
Securities and Exchange Commission
Attention: Marc D. Thomas
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-5553

Re:	Digi International
Form 10-K for Fiscal Year Ended September 30, 2005
Form 10-Q for Fiscal Quarter Ended June 30, 2006
Forms 8-K filed during fiscal 2006
File No. 0-17972
Ladies and Gentlemen:
On behalf of Digi International Inc. (the “Company”), I am responding to the letter dated September 8, 2006, of Brad Skinner of the Division of Corporation Finance to Joseph Dunsmore, President and Chief Executive Officer of the Company, with respect to comments on the above-referenced filings.
For ease of reference, I have included the SEC staff’s comments, followed by the Company’s response.
Form 10-K for the Fiscal Year Ended September 30, 2005
Management’s Discussion and Analysis, pages 20
Operating Expenses, page 29
1.	Your response to prior comment number 1 from our letter dated June 13, 2006 indicates that your past acquisitions were principally made to extend your portfolio of hardware solutions. Separately, disclosure within Note 4 to your audited financial statements indicates that you have capitalized amounts as “purchased and core technology.” Describe for us the nature of the “purchased and core technology” acquired and how this technology is utilized within your hardware product sales. Explain your basis for

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September 22, 2006

concluding that the amortization related to this technology does not represent a cost of revenue.
Digi has recorded purchased and core technology as intangible assets related to all of its past acquisitions, including Inside Out Networks, NetSilicon, FS Forth, and Rabbit. The purchased and core technology intangible assets represent the value of the technological basis for the currently developed hardware products that these companies were selling at the time of acquisition.
We have historically presented all acquired intangible amortization expense as a general and administrative expense based on SAB Topic 11-B which allows depreciation and depletion to be presented outside of cost of sales and provides guidance on disclosure if companies use that alternative. In addition, management believes that our cost of sales and gross profit excluding amortization of certain intangible assets provides a meaningful presentation given that intangible assets amortization does not have a current or future effect on the use of cash. It is our understanding that our investors and analysts believe this also. The presentation of amortization of intangible assets related to acquired technology outside of cost of sales is consistent with many of our competitors and many other registrants in our general industry. However, in consideration of the Staff’s comment, we will begin recording the amortization of purchased and core technology as a separate line item before gross profit.
Pursuant to our recent MaxStream acquisition, Digi intends to file a Form S-3 Registration Statement, to register re-sales of the shares of our common stock by the selling stockholders. Digi’s contractual commitment is to file the S-3 on October 2, 2006, or as soon as practicable thereafter, but in any case by October 15, 2006. Due to the change to one segment effective in fiscal 2006, Digi will file a Form 8-K prior to filing the Form S-3 which will include the financial statements and associated MD&A from its Form 10-K for 2005, reclassifying all periods presented on the basis of one segment. As a result of our conclusion to present the amortization of intangible assets related to acquired technology as a component of cost of sales, we will also reclassify our prior year Consolidated Statements of Operations included in the Form 8-K (i.e., 2005, 2004 and 2003) to conform the presentation. The following excerpt of our Consolidated Statements of Operations included in the Form 10-K for 2005 illustrates our proposed presentation of the amortization of purchased and core technology:

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September 22, 2006

Digi International Inc.
Consolidated Statements of Operations
(in thousands, except per common share data)

For the fiscal year ended September 30,	2005	2004	2003
Net sales	$125,198	$111,226	$102,926
Cost of sales (exclusive of amortization of purchased and core technology shown separately below)	49,516	43,443	41,580
Amortization of purchased and core technology	4,357	4,480	5,622

Gross profit	71,325	63,303	55,724
Non-GAAP Financial Measures, page 22
2.	We note your response to prior comment number 2 from our letter dated June 13, 2006. As indicated in our prior comment, it is not appropriate to describe an item as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. We note that there have been items that materially impacted your income tax expense and effective tax rate in 2003, 2005 and 2006. Additionally, the nature of income taxes and the related accounting appears to be such that is reasonably likely that similar charges or gains will recur within two years. In view of these considerations, we do not agree with your conclusion that it is appropriate to describe the tax-related items identified in your non-GAAP measures as being unusual.
As explained in our previous response to this comment from your June 13, 2006 letter, there were items that occurred in 2003 and 2005 that materially impacted our income tax expense and effective tax rates for those years that we believe met the criteria included in Item 10(e)(ii)(B) of Regulation S-K for items that are non-recurring, infrequent or unusual in nature as they had not occurred in the previous two years and we continue to believe they will not recur in the following two years.
In 2006, there were also items that impacted our effective tax rate, but we did not consider these items to be non-recurring, infrequent or unusual and consequently these items were not described as non-GAAP measures (see also our response to Comment 5).
We appropriately disclosed in our MD&A the discussion of both the reversal of the valuation allowance in 2003 associated with the German net operating loss carryfowards and the favorable tax settlement in 2005 and believe that due to the unusual nature of these items it was beneficial to our financial statement readers to provide the additional non-GAAP disclosures to enhance understanding and to provide transparency of disclosure. There was a material favorable impact to earnings per share as a result of both of the aforementioned tax events and we believe it was important to an understanding of our company’s financial performance to present this non-

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September 22, 2006

GAAP information, and that it met the requirements of Regulation S-K Item 10(e) for SEC-filed documents, as well as Regulation G. Nevertheless, to resolve the Staff’s comment, we agree that we will not present these two tax-related items as non-GAAP measures in future filings with the SEC. We will, however, continue to provide a discussion in MD&A to enhance our financial statement readers’ understanding of our tax-related items. We also agree that any public presentation of these non-GAAP financial measures in other than SEC-filed documents will conform to Regulation G.
3.	We have considered your response to prior comment number 3 from our letter dated June 13, 2006, as well as the existing disclosure in your 10-K. Since your non-GAAP measures performance measures that exclude recurring items, you must meet the burden of demonstrating the usefulness of the measures. As currently presented, the disclosure accompanying your measures does not appear to meet this burden. In this regard, we note the following:
•	Although you indicate you use the measures to monitor and evaluate ongoing operating results and trends and to gain an understanding of the comparative operating performance of the company, you do not provide any substantive disclosure explaining how the measures help you monitor, evaluate or understand your company.

•	You do not appear to provide any substantive disclosure that describes the economic substance behind your decision to use the measures.

•	You do not appear to provide any substantive discussion of the material limitations associated with the use of the non-GAAP measures as compared to the use of the most directly comparable GAAP measure. In this regard, note that cautionary language informing readers that your non-GAAP measures are not substitutes for complete GAAP measures does not represent a substantive discussion of the material limitations of the measures.

•	You do not appear to have provided any substantive discussion of the manner in which you compensate for the limitations of the measures.

•	You do not appear to provide substantive discussion of the reasons why you believe the measures are useful to investors. In this regard, you do not explain why it is useful to investors to evaluate your operating results and corporate performance without including the impact of your capital structure or the method by which assets were acquired. Separately, you do not explain why it is reasonable to include the revenue stream from acquired entities but exclude material costs of acquiring those revenue streams.
In the event you chose to provide similar measures in filed documents, carefully consider this comment and related guidance under the responses to questions 8 and 15 from Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures. At

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such as you file any documents that include similar measures, we may have further comment Please note, similar considerations may apply to information furnished under Item 2.02 of Form 8-K, including presentations that eliminate the impact of stock based compensation.
We consider EBTDA to be an important financial measure for Digi in measuring and monitoring our internal performance. EBTDA is also used widely in the communications technology industry as an indicator of financial health and our analysts and investors use EBTDA in assessing our performance. However, we have considered the Staff’s further comments regarding our use of EBTDA as a non-GAAP financial measure, and consistent with our response to Comment 2, we will not present EBTDA as a non-GAAP measure in future filings with the SEC. We agree that any public presentation of EBTDA as a non-GAAP financial measure in other than SEC-filed documents will conform to Regulation G.
As it relates to our past presentation of EBTDA as a non-GAAP measure, we are providing the following additional information specifically responding to the Staff’s comments related to our past disclosures to demonstrate the usefulness of this measure:
•	Our incentive compensation plans include EBTDA to measure operating performance. All employees in the company are eligible for the incentive plan. Since we want all employees to have a stake in how the company performs in addition to their own individual performance, we tie part of their incentive payment to overall company financial performance. Since not all employees can influence decisions relating to acquisitions or divestitures, capital purchases, or taxes, we defined EBTDA as the measurement criterion since it can be consistently measured year after year and it is more likely that a broader group of employees in the company can take actions that influence EBTDA.

•	As indicated in the preceding bullet, we use EBTDA as it provides for a reliable and consistent way of measuring company performance year over year, not only for the incentive plan but also as a key performance indicator (KPI) of how we are performing tactically compared to prior periods and our operating plan. We also use EBTDA to measure ourselves against the performance of other companies in the communications technology sector.

•	We recognize that there can be material limitations associated with the use of a non-GAAP measure such as EBTDA. We consider these material limitations to include those noted below:
(a)	EBTDA does not reflect our cash expenditures;

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September 22, 2006

(b)	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will be replaced in the future and EBTDA does not reflect any cash requirements for such replacements;

(c)	EBTDA does not reflect changes in, or cash requirements for, our working capital needs;

(d)	Other companies in our industry may calculate EBTDA differently than we do, limiting its usefulness as a comparative measure.
•	We believe that in our past filings we compensated for the limitations of these measures in the following ways:
•	cautioning readers that non-GAAP measures are not substitutes for GAAP measures, such as operating income or net income, for purposes of analyzing our financial performance;

•	providing discussion in MD&A and the footnotes that provide detail on intangibles and taxes;

•	providing reconciliations of the non-GAAP measures to the most comparable GAAP measures to provide transparency.
•	We noted in our previous response that our investors tell us that EBTDA provides useful information, and that our analysts use EBTDA as a measure of our operating performance in their research reports to investors. Digi has historically been regarded as a value company by many of our shareholders and they have expressed an interest in seeing EBTDA. As a result, we have monitored our performance exclusive of the impact of decisions relating to acquisitions and taxes which are very important but peripheral to the core operations of our business.
Financial Statements
Notes to Consolidated Financial Statements
Note 6. Segment Information and Major Customers, page 59
4.	We note your response to prior comment number 5 from our letter dated June 13, 2006. We further note the following:

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September 22, 2006

•	Your revised reporting structure provides information for a single reportable segment only, and therefore does not provide any meaningful information regarding sales by product;

•	The revised information reviewed by your CODM identifies revenues recognized from several different product offerings or categories; and,

•	Discussion in your MD&A indicates that changes in sales levels and profit margins for various products or product categories have materially impacted your historical results.
In view of these factors, it appears that the disclosure of revenue from external customers from each product or similar group of products is required. See SFAS 131, par. 37.
Following our changes in product strategy, technology integration and organizational structure in the first quarter of fiscal 2006, we view our products in two groups consisting of non-embedded products and embedded products. Non-embedded products provide external connectivity solutions, while embedded products solutions generally incorporate networking modules or microprocessors that are smaller in size than non-embedded products and are internal to the devices being networked. Our sales strategy is to provide a migration path for customers using non-embedded products to seamlessly migrate to our embedded products.
We believe that all of our products have essentially similar production processes, classes of customers, economic characteristics, and similar degrees of risk which lends itself to our single operating segment structure. However, given our focus and internal reporting of revenue by non-embedded and embedded products, we have considered the Staff’s comment and will disclose revenue from external customers in our segment information and major customers footnote by embedded and non-embedded products groupings in accordance with SFAS 131, paragraph 37 in future filings. We will also discuss revenue using this classification in our MD&A for all years presented in future filings, including the Form 8-K referred to in our response to Comment 1. We believe that the general migration of our customers from non-embedded products to embedded products provides some differentiation in the nature of our products and their potential growth rates such that providing sales information by these product categories will assist the readers of our financial statements in developing a better understanding of our sales performances and trends and comply with SFAS 131, paragraph 37.
Form 10-Q for the Quarterly Period Ended June 30, 2006
Financial Statements
Notes to the Financial Statements
Note 8. Income Taxes, page 12

Securities and Exchange Commission
September 22, 2006

5.	We note your disclosure regarding tax benefits recorded during the third quarter of fiscal year 2006. Describe for us, in reasonable detail, the facts and circumstances surrounding each of the tax matters identified. As part of your response, provide a timeline of significant events related to each of the matters. Explain your basis for concluding that recognition in the third quarter of fiscal year 2006 was appropriate.
We have certain tax uncertainties associated with filing positions related to transactions entered into in the ordinary course of our business. We have consistently accounted for uncertain tax positions using a gain contingency approach such that previously unrecognized tax benefits are not recognized as a tax benefit until the contingency has been resolved. We are currently in the process of evaluating the impact that FASB Interpretation No. 48, “Accounting for Uncertainties in Income Taxes”, will have on our consolidated financial statements upon adoption.
We recognized a tax benefit of $0.6 million as a discrete event in the third quarter of fiscal 2006. The tax benefit was comprised of the resolution of prior year uncertainties related to a protective claim of $0.2 million and interest on an IRS audit settlement of $0.1 million. In addition, we recorded $0.3 million of other tax benefits primarily related to prior year research and development credits. The occurrence of these discrete tax events are disclosed in our Form 10-Q financial statements for the third quarter of fiscal 2006. The details pertaining to these items are discussed in further detail in the following paragraphs.
A tax refund of $0.2 million was received late in the second quarter of fiscal 2006 as a result of a protective claim that was filed pending a final resolution of the Hutchinson Technology, Inc. v. Commissioner of Revenue case that was argued before the Minnesota Supreme Court. The case involved a dispute regarding certain deductions between a parent corporation and a foreign sales corporation (FSC) prior to the repeal of FSCs in 2001. We used to have a FSC and filed a protective claim to preserve our right to such deductions should a determination be made in favor of Hutchinson that might also apply to our situation. A final determination was made in favor of Hutchinson Technology on June 5, 2005; however, the outcome of our claim was unknown since the Minnesota Department of Revenue had not examined our claim. Based on direct discussions with representatives of the Minnesota Department of Revenue, this was not expected to occur until sometime during our fourth quarter of fiscal 2006. On March 23, toward the end of our second fiscal quarter of 2006, we unexpectedly received a refund relating to the protective claim. At the time of receipt we were uncertain whether Minnesota had examined the claim since the refund was issued months before the State had previously indicated any refund might by forthcoming. In the past, Minnesota has issued refunds to expedite claims and to stop the accrual of interest when a large number of claims have been filed and then come back later to further examine them. This uncertainty was not resolved until the third quarter of fiscal 2006 when Minnesota was able to assure us that no adjustment or further audit of the claim was anticipated. On the basis of these subsequent assurances by the State, we believe the refund was appropriately recorded as a tax benefit in the third fiscal quarter of 2006.
A refund of interest of $74,300 was received in the second quarter of fiscal 2006 resulting from a final determination by the Internal Revenue Service regarding interest on audit assessments for

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September 22, 2006

fiscal years 2001 and 2002 and related net operating loss and credit carryback years. At the time we settled this audit with the Internal Revenue Service in November 2004, we made a payment to cover estimated taxes and interest. The settlement was approved by the Congressional Joint Committee on Taxation in February 2005. Similar to the situation described above with the protective claim refund, at the time we received the interest there were uncertainties existing as to whether this refund was final or whether further adjustments would be made. This is because numerous IRS notices with adjustments had been received over the prior year regarding the matter and the interest received was greater than what we or the IRS auditor had anticipated. This uncertainty was not resolved until the third quarter of fiscal 2006 when we concluded that the amount received would remain unchanged as enough time had elapsed with no further adjustment notices. On the basis of this determination, we believe the refund of interest was appropriately recorded as a tax benefit in the third fiscal quarter of 2006.
We also recorded research and development credit benefits that were not anticipated at the time the fiscal year 2005 tax provision was prepared. These credits were generated as a result of an annual research and development tax credit study which for the first time included Rabbit Semiconductor (Rabbit), acquired in May 2005. During the course of the study it was determined that additional opportunities were likely available in prior years which resulted in an increase in credits equal to $0.1 million. An additional $0.2 million also resulted because of the more advantageous base period which was determined when the research study was completed in the third quarter of fiscal 2006, at the time the tax returns were filed. These determinations were not known until the study was completed in the third fiscal quarter of 2006.
Note 11 Segment Information, page 14
6.	Disclosure under this footnote indicates, in part, that you have a single operating segment. However, the information provided to us in response to prior comment number 7 from our letter dated June 30, 2006 includes discrete financial information related to your Rabbit operations. As a result, it appears that you have multiple operating segments. Explain to us why you believe your disclosure regarding the number of operating segments you have is consistent with the reports you have provided. Additionally, explain, in reasonable detail, why you believe the segment information you have provided complies with SFAS 131, paragraphs 10 through 25. To the extent that operating segments have been aggregated, explain how you have evaluated the criteria of SFAS 131, par. 17.
In addition to the information we provided in response to your Comment 7 in your letter dated June 13, 2006, we are providing the following additional information. When Rabbit was acquired in late fiscal 2005, discrete financial information was generated because it was newly acquired and on a separate ERP system. Rabbit was functionally integrated upon acquisition and does not have a separate general manager. There are no incentive targets based on Rabbit’s financial performance. We do not believe that the inclusion of discrete financial information in

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September 22, 2006

our CODM financial reporting package related to Rabbit results in Rabbit being considered a separate operating segment under SFAS 131. The factors we considered in our conclusion are as follows:
•	The discrete Rabbit financial information is included solely for purposes of providing analyst guidance on the impact of the Rabbit acquisition, and the financial information is not used by the CODM to assess performance or allocate resources. At the time of acquisition of Rabbit, we communicated metrics for fiscal 2006 to the financial community relative to anticipated revenue and earnings per share accretion resulting from the acquisition.

•	It was expressly stated and documented by management that the discrete Rabbit financial information was to be included in the CODM financial package only through fiscal year 2006 once the analyst guidance ended and would not be included in such package in fiscal year 2007.
To substantiate our comments above, we have provided below certain excerpts from our internal documentation prepared to support our segment reporting and conclusion that we had a single operating segment. The support was prepared prior to filing our Form 10-Q for the first quarter of fiscal year 2006.
The Rabbit and FS Forth locations were functionally integrated from their acquisition dates and also have no general managers. All Digi products are sold through a common sales force under the direction of the Senior V.P. of Worldwide Sales and Marketing.
When Rabbit was acquired in fiscal 2005, a functional reporting structure was put into place upon acquisition such that Rabbit was not considered a reportable segment in fiscal year 2005. Discrete financial information was generated because it was newly acquired and on a separate ERP system, but this information was not used by the CODM to allocate resources and assess operating performance.
Rabbit Financial Information.
During fiscal 2005, Digi prepared Rabbit financial information on a standalone basis, and will continue to prepare financial information for Rabbit in fiscal 2006. Digi believes this is useful information for purposes of providing analyst guidance on the impact of the Rabbit acquisition, and the financial information is not used for assessing performance or allocating resources by the CODM. Rabbit financial information will not be presented separately in future years.
The aggregation criteria were not used in our determination that we are one operating and reportable segment.

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We anticipate following this same practice for other significant acquisitions, such as the MaxStream, Inc. acquisition in July 2006.
* * * * *
In responding to the staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact the undersigned at 952-912-3125 if the SEC staff has any questions or concerns regarding this response.

DIGI INTERNATIONAL INC.
By:	/s/ Subramanian Krishnan
Subramanian Krishnan
Senior Vice President and Chief Financial Officer

cc:	Digi International Inc. Audit Committee
Joseph T. Dunsmore
Terrence J. Ward
PricewaterhouseCoopers LLP
James E. Nicholson
Faegre & Benson LLP